Exhibit 99.10

ASSIGNMENT OF DIVIDEND RIGHTS AGREEMENT

BY AND AMONG

REPSOL YPF, S.A.

PETERSEN ENERGÍA, SA

AND

YPF S.A.

entered into on February 21, 2008

"This is a convenience translation into English of a Spanish language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

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ASSIGNMENT OF DIVIDEND RIGHTS AGREEMENT

In Madrid, on the 21st day of the month of February 2008, by and among:

(i)

PETERSEN ENERGÍA, S.A., a business company established under the laws of the Kingdom of Spain, herein represented by Matías Eskenazi, in his capacity as Managing Director, with legal domicile in Madrid, Plaza Pablo Ruiz Picasso, 1, Torre Picasso (the “Assignor”)

(ii)

Repsol YPF, S.A., a business company established under the laws of the Kingdom of Spain, herein represented by Mr. Antonio Brufau Niubó, in his capacity as Executive President, with legal domicile in Madrid, Paseo de la Castellana, 278-280 (the “Assignee”); and

(iii)

YPF S.A., a business company established under the laws of the Republic of Argentina, herein represented by Mr. Antonio Brufau Niubó, in his capacity as President, with legal domicile in the City of Buenos Aires, Avenida del Presidente Roque Sénz Peña 777 (“YPF” or the “Company” and jointly with the Assignee and Assignor, the “Parties,” each one of them indistinctly, a “Party”).

WHEREAS:

I.

Today the Assignee and Assignor signed a stock purchase and sale agreement in virtue of which the Assignee undertook to transfer to the Assignor shares representing 14.9% of the capital stock and votes of YPF (the “Stock Purchase and Sale Agreement,” Clause 6.1).

II.

As part of the payment of the price under the Stock Purchase and Sale Agreement the Assignor assigns to the Assignee its right to receive the dividends to be distributed by the Company corresponding to the result from the fiscal year ended on December 31, 2006 whose amount is $10.76 pesos per share. Specifically, the assignment of the rights on the aforementioned dividend would be in payment of US$ 201,150,000 which constitutes part of the total Price of the aforementioned Stock Purchase and Sale Agreement.

III.	The board of directors of YPF, S.A., in a meeting on February 6, 2008, resolved

“To approve payment of a cash dividend of ten pesos and seventy-six centavos ($10.76) per share regardless of share classes, pursuant to the authorities granted and the reservation established by the meeting of shareholders of April 13 2007, making such dividend available to all shareholders on February 29, 2008, or on a subsequent date which results from applying rules that govern in jurisdictions where the company’s stock is listed. The exchange rate to be applied to the payments for the ADR’s and the shareholders domiciled abroad, shall be that of the close of the United States dollar in the free foreign exchange market – seller’s rate – forty-eight hours prior to the date the dividends are made available in the Republic of Argentina.”

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As a result, the Parties enter into this Dividend Rights Assignment Agreement (the “Agreement”) pursuant to the terms and conditions established below.

1.	Interpretation

The terms used in upper-case that are not defined in this Agreement shall have the meanings assigned to them in the Stock Purchase and Sale Agreement.

2.	Objective of the Agreement.

2.1

As part of the consideration for the Shares, pursuant to Article 6.1 of the Stock Purchase and Sale Agreement, the Assignor irrevocably assigns to the Assignee, free of all liens, all of the rights to receive the dividends to be distributed by the Company corresponding to the result of the fiscal year ended on December 31, 2006, which in its capacity as Shareholder might appertain to it, whose amount is $630,574,801 pesos (hereinafter, the “Assigned Dividends”).

2.2

In relation to payment of the Assigned Dividends, and as a sign of transfer, the Assignor places the Assignee in the same place, degree, and priority. Therefore, the amounts corresponding to the Assigned Dividends shall be paid free of all liens by the Company directly to the Assignee in the following account and with the following details:

PAYABLE TO: [REDACTED]
ABA No: [REDACTED]
SWIFT CODE: [REDACTED]
FOR CREDIT TO: [REDACTED]
SWIFT CODE: [REDACTED]
FAVOUR: [REDACTED]
ACCOUNT NUMBER: [REDACTED]

or in any other account that the Assignee indicates. For the effects of claiming and obtaining payment of the Assigned Dividends, the Assignor hereby grants the Assignee the authorities needed to claim such amount directly including, if applicable, the authority to represent.

2.3

This assignment of credit is made with pro soluto effects, the Assignee delivering to the Assignor, by signing this Agreement, the most effective payment letter for the part of the price of the Stock Purchase and Sale Agreement which amounts to US$ 201,150,000, free of all liens.

2.4

Given that the amount of the Assigned Dividends has been set in Argentine pesos, if as a result of the exchange rate to be applied for the payment thereof on the date ordered by YPF’s Board of Directors (February 29, 2008), the resulting amount of the Assigned Dividends at the United States dollar rate were, more or less, different from US$ 201,150,000, the Assignor or the Assignee shall be obligated, as the case may be, to pay the other the difference until reaching that exact amount. If an amount payable by the Assignor results, the Assignee undertakes to include such difference in the financing it grants in the Vendor’s Loan. In parallel, if an amount payable by the Assignee were to result, the Assignor agrees to deduct such difference from the financing granted in the Vendor’s Loan.

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3.	Notification and Acceptance of the Company.

3.1

Today Caja de Valores S.A. is notified of the assignment of dividends contained in this Agreement, in its capacity as registration agent and payment agent in order for it to record the assignment of the Assigned Dividends in the Company’s shareholders registry.

3.2

For the sole effects of Articles 1459 and concordant of the Civil Code, the Company signs this instrument, taking cognizance of and providing agreement to this assignment and its content, undertaking to pay the Assigned Dividends exclusively to the Assignee in the manner established in Clause 2.2 of this Agreement.

4.	Representations and Warranties

4.1	The Assignee represents and warrants that

(a)	it is a duly established Spanish company and its bylaws and capital stock are duly recorded in the corresponding registry;

(b)

it has the capacity and authorizations, permits, licenses and/or concessions needed to perform the commercial activity that it currently performs, to be the owner and to dispose of its assets and to enter into and perform in full its obligations under this Agreement;

(c)

the formalization of this Agreement and the execution of the transactions contemplated in it do not and shall not constitute default or a violation of any contractual obligation validly contracted by the Assignor; and

(d)	the terms of this Agreement constitute valid and binding obligations for the Assignor.

4.2	The Assignor represents and warrants that:

(a)	it is a duly established Spanish company and its bylaws and capital stock are duly recorded in the corresponding registry;

(b)

it has the capacity and authorizations, permits, licenses and/or concessions needed to perform the commercial activity that it currently performs, to be the owner and to dispose of its assets and to enter into and perform in full its obligations under this Agreement;

(c)

it is the legitimate owner of the right to receive from [YPF] as dividends the amount of $630,574,801 pesos and that such right is not subject to dispute, retention, a lien or distrainment and that it can freely assign this credit to the Assignee.

(d)

the formalization of this Agreement and the execution of the transactions contemplated in it do not and shall not constitute default or a violation of any contractual obligation validly contracted by the Assignee; and

(e)	the terms of this Agreement constitute valid and binding obligations for the Assignee.

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5.        Applicable Law. Jurisdiction.

5.1	This Agreement shall be governed and interpreted pursuant to the laws of the Republic of Argentina.

5.2

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or that is related thereto, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before three (3) arbitrators designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

5.3

The Parties represent that they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration procedure, if applicable, shall be held. The arbitration procedure shall be held in the Spanish language in the city of New York (United States of America), in the place named by the CCI.

5.4

The legal arbitration shall be subject to Argentine Law and three (3) arbitrators shall take cognizance of it. Vendor and Purchaser shall designate one (1) arbitrator each, the third of them being designated jointly by the arbitrators so designated. If the first two (2) arbitrator cannot agree on the selection of the third arbitrator, he shall be designated pursuant to the current regulations of the CCI. Likewise, the arbitration proceeding shall be subjected to the rules and regulations of the CCI.

5.5

The Parties shall request that the arbitrators include in the arbitration decision, an express decision on the costs. The decision on costs shall be proportional to the estimation of the claims of the Parties accepted in the arbitration decision.

5.6

The arbitration shall in any case be final and the Parties shall be bound to perform and voluntarily obey the provisions of the arbitration decision, within the timeframes that are established by common accord at the start of the arbitration proceeding. In the absence of agreement, the provisions of the CCI Regulation shall apply.

5.7

Subsidiarily, and if necessary, especially in relation to the execution of the arbitration, the performance preliminary proceedings as well as requests for injunctions or measures of any other type, the Parties subject themselves, with an express waiver of any other forum that might appertain to them, to the Ordinary Courts of the City of Buenos Aires.

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6.	Partial Invalidity.

Any judicial or administrative declaration of nullity of any of the clauses of this Agreement, shall not affect the effectiveness of the remaining clauses or conditions, insofar as they are themselves valid. In such case, the Parties shall make their best efforts to make the necessary changes for the null clauses or clauses that cannot be performed to be replaced with others that faithfully respect the spirit of the agreed relationship.

7.	Notifications.

For all the effects related to this Agreement, the Parties shall be deemed validly notified through a registered letter or certified letter with return receipt requested or a letter with acknowledgment of receipt from the addressee sent to the following addresses:

Repsol YPF:

Paseo de la Castellana No. 278-280

28046 Madrid (Spain)

Fax: (34) 91 348 04 47

Attention: Corporate Director of Strategy and Development

With a copy to

Fax: (34) 91 348 40 86

Attention: Corporate Director for Legal Matters

PESA:

Cerrito 740, 1st Floor

C 1010 AAP City of Buenos Aires (Argentina)

Fax: (54) 11 55 55 01 00

Attention: Mr. Ignacio Moran

With a copy

Fax; 54 11 55 55 01 00

Attention: Mr. Mauro Dacomo

YPF:

Avenida Presidente Roque Sáenz Peña, 777

C 1035 AAC City of Buenos Aires (Argentina)

Fax: (54) 11 50 71 57 72

Attention: Director for Legal Matters

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These addresses may only be modified upon prior written notice given to the other Parties in the manner of notification established in this clause reporting the new address.

In witness whereof, three (3) copies of the same tenor are signed, one for each one of the Parties, in the place and on the date indicated in the heading.

REPSOL YPF, S.A.	PETERSEN ENERGÍA, S.A.

/s/ Antonio Brufau Niubó	/s/ Matias Eskenazi Storey
Mr. Antonio Brufau Niubó	Mr. Matias Eskenazi Storey

YPF S.A.

/s/ Antonio Brufau Niubó

Mr. Antonio Brufau Niubó

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